Exhibit 99.1 Corporate Communications

Closing of $500 million notes of CNH Industrial Capital LLC

London, August 14, 2018

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announced that its wholly owned subsidiary, CNH Industrial Capital LLC, has completed its previously announced offering of $500 million in aggregate principal amount of 4.200% notes due 2024, with an issue price of 99.701%.

The net proceeds of this offering were approximately $500 million after payment of offering and other related expenses. CNH Industrial Capital LLC intends to add the net proceeds from the offering to its general funds and use them for working capital and other general corporate purposes, including, among other things, the purchase of receivables or other assets in the ordinary course of business. The net proceeds may also be applied to repay CNH Industrial Capital LLC’s indebtedness as it becomes due.

The notes, which are senior unsecured obligations of CNH Industrial Capital LLC, will pay interest semi-annually on January 15 and July 15 of each year, beginning on January 15, 2019, and will be guaranteed by CNH Industrial Capital America LLC and New Holland Credit Company, LLC, each a wholly owned subsidiary of CNH Industrial Capital LLC. The notes will mature on January 15, 2024.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs & Co. LLC, RBC Capital Markets, LLC and Wells Fargo Securities, LLC acted as joint book-running managers and the representatives of the underwriters for the offering, and Santander Investment Securities Inc. and J.P. Morgan Securities LLC acted as joint book-running managers for the offering. The offering was made pursuant to an effective shelf registration statement filed with the U.S. Securities and Exchange Commission on September 11, 2015. Copies of the prospectus supplement and prospectus for the offering may be obtained by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department, Telephone: 1-800-294-1322, Email: dg.prospectus_requests@baml.com; Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, Telephone: (866) 471-2526, Fax: (212) 902-9316, Email: prospectus-ny@ny.email.gs.com; RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281, Telephone: (866) 375-6829, Email: rbcnyfixedincomeprospectus@rbccm.com, Attn: Transaction Management; or Wells Fargo Securities, LLC, 550 South Tryon Street, 5th Floor, Charlotte, NC 28202, Attn: WFS Customer Service, Toll-Free: 1-800-645-3751, Email: wfscustomerservice@wellsfargo.com. Copies of the prospectus supplement and the accompanying prospectus for the offering are also available on the website of the U.S. Securities and Exchange Commission at http://www.sec.gov.

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom

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This press release does not constitute an offer to sell or a solicitation of an offer to buy any of these securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

CNH Industrial Capital LLC is an indirect wholly owned subsidiary of CNH Industrial N.V. and is headquartered in Racine, Wisconsin. As a captive finance company, the primary business of CNH Industrial Capital LLC and its subsidiaries is to underwrite and manage financing products for end-use customers and dealers of CNH Industrial America LLC and CNH Industrial Canada Ltd. (collectively, “CNH Industrial North America”) and provide other related financial products and services to support the sale of agricultural and construction equipment sold by CNH Industrial North America. CNH Industrial Capital LLC and its subsidiaries also provide wholesale and retail financing related to new and used agricultural and construction equipment manufactured by entities other than CNH Industrial North America. CNH Industrial Capital LLC’s principal executive offices are located at 5729 Washington Avenue, Racine, WI 53406, and the telephone number is +1(262) 636-6011.

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